Virginia mines inc.

Management’s

Discussion

& analysis

2nd quarter 2011

1

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the three-month and six-month periods ended August 31, 2010 and 2009. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2010, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in mostly unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

Exploration Activities

Activities Summary

During the three-month period ended August 31, 2010, exploration costs totalled $3.2 million compared to $1.8 million for the corresponding period of the preceding year. In the six-month period ended August 31, 2010, exploration costs totalled $5.2 million compared to $2.3 million for the corresponding period in 2009. The Company was particularly active during the recent quarter on its Poste-Lemoyne Extension, Lac Pau, Anatacau-Wabamisk, Nichicun, and Éléonore Régional properties. The Company, along with partner Goldcorp Inc. (“Goldcorp”), was also busy working on the Corvet Est project. Many exploration programmes of a smaller scale were also carried out on many other Company’s projects.

Poste Lemoyne extension property

The Company carried out, in the recent quarter, another surface exploration programme on its Poste Lemoyne Extension property located in the James Bay area, province of Quebec, 10 kilometres west of the Hydro-Québec Poste Lemoyne substation, on the Trans-Taïga road. The project consists of 514 map-designated claims covering 26,304.95 hectares. The claims are held 100% by the Company, but the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. The Company may buy back half of this NSR (0.5%), at any time, for $500,000.

Work has been concentrated on the west part of the property where many new gold showings were discovered in 2009, including the EDY showing (up to 20.98 g/t Au over 2 metres in channel sampling), the David showing (up to 1.74 g/t Au over 5.8 metres in channel sampling), and the SLTV showing (18.34 g/t Au in a selected sample). Work included geological reconnaissance and prospecting, geochemical till surveys, mechanical stripping and channel sampling. Rehabilitation work was also conducted on the Orfée and Est grids in the middle part of the property.

Till sampling has outlined an interesting gold anomaly to the southwest of the David grid. This anomaly has a surface area of about 800 metres by 250 metres and comprises about 30 samples anomalous in gold including a dozen samples each containing over 100 gold grains (with a maximum of 691 gold grains), a large proportion of which of delicate shape, indicating a proximal source. This gold till anomaly is the most important one discovered yet by the Company in the James Bay region. Follow-up work consisting of prospecting and stripping carried out on this anomaly has defined, in up-ice direction, a sector that probably constitutes the source of the anomaly. This swampy area with scarce outcrops is host to units of feldspar porphyries (FP) and quartz feldspar porphyries (QFP) that are also found in scattered blocks nearby the gold till samples. These lithologies are also main hosts to the gold mineralization of the David showing. These porphyric units are traced sporadically over 700 metres in a thickness of 150 metres. They display a carbonate alteration (low to high) containing up to 5% disseminated pyrite. The first assay results from these porphyric units reached 0.35 g/t Au over 15 metres, thus confirming their gold-bearing character. A stream and a peatland prevent the evaluation of the central portion of these porphyric units (on a distance of more than 70 metres), where a strong IP anomaly remains unexplained Prospecting of the David grid has also exposed other gold showings (< 2 g/t Au) within other lithologies (basalts – sediments). Other prospecting carried out over the entire west portion of the property also led to the discovery of many other mineralized showings but most of collected samples are currently being analysed at the laboratory.

During the fall of 2010, additional stripping and IP-Mag geophysical surveys are planned in the promising sector of the David grid. Work might extend to other areas of interest if pending results warrant.

During the recent quarter, the Company spent $640,000 on the Poste Lemoyne Extension property.

LAC PAU property

In the recent quarter, the Company carried out surface exploration on the Lac Pau property that it owns 100% in the north part of the Caniapiscau reservoir, James Bay region.

Work included geological mapping of the grid cut in the winter of 2010, mechanical stripping of geophysical anomalies and mineralized showings, and prospecting over the entire property. Work led to an interesting discovery in the northeast portion of the grid. This new mineralized zone, called Hope showing, is located 3 kilometres northeast of hole PAU-10-028, which had crosscut 0.52 g/t Au over 45.8 metres in the winter of 2010. These two showings are associated with the same IP anomaly and are part of a gold corridor of more than 6 kilometres long that also includes the Jedi showing (up to 2.4 g/t Au over 6 metres) and the Beausac-2 showing (up to 5.22 g/t Au over 7 metres in channels). The mineralization of the Hope showing is very similar to that of other showings already known and consists of sulphides (10-15% pyrrhotite and 2-4% pyrite) concentrated in small clusters and in decimetric bands within sheared and altered tonalite. Channel sampling in the main trench of the Hope showing yielded 2.27 g/t Au over 10 metres including an interval of 3.91 g/t Au over 5 metres. Channel sampling in the main trench of the Hope showing yielded 2.27 g/t Au over 10 metres including an interval of 3.91 g/t Au over 5 metres. Many other small trenches have also been manually excavated within a perimeter of about 50 metres around the main trench. These small manual trenches done on BeepMat anomalies have exposed mineralized zones similar to those of the Hope showing, which have returned gold channel values varying generally between 1.06 g/t Au over 1 metre and 2.37 g/t Au over 1 metre but that could reach, from time to time, up to 37.4 g/t Au over 1 metre.

Work carried out elsewhere on the property allowed for the updating of some new gold showings grading between 1.13 g/t and 3.65 g/t Au in grab samples collected for the characterisation of these showings. The presence of barren sulphides explains numerous IP anomalies.

In the light of these results, a new phase of mechanical stripping is foreseen during the fall of 2010 in the area of the Hope showing to evaluate the extensions of the mineralization outside the main trench and to better understand its geometry. Mechanical stripping will also be conducted on some of these new showings discovered this summer.

In the recent quarter, the Company spent $474,000 on the Lac Pau property.

Anatacau-Wabamisk property

Surface work essentially aiming at prospecting, mechanical stripping, and geological mapping till geochemistry was carried out in the summer of 2010 over the entire Anatacau-Wabamisk property located in the area of the Opinaca reservoir, on the Quebec Middle-North territory. The Company owns a 100% participating interest in the Wabamisk portion while IAMGOLD Inc. owns a 100% participating interest in the Anatacau portion in consideration of $3 million in exploration work to be carried out before December 31, 2012 and a $25,000 payment that was made upon signing of the agreement.

The Isabelle showing has been extended 25 metres to the north by stripping. The mineralization consists of quartz veins and silicified zones of 1 to 2 metres in thickness. Visible gold was observed in two locations. Three new channels yielded 25.5 g/t Au over 1 metre; 2.88 g/t Au over 2 metres; and 9.12 g/t Au over 1 metre. These channels are located half way between holes WB-10-05 (NSV) and WB-10-07 (5.89 g/t Au over 2 metres) drilled in the winter of 2010. It is to be noted that the Isabelle showing had returned an intersection grading 46.5 g/t Au (uncut) over 4 metres in drilling in the winter of 2010. The zone remains wide open to the south and at depth.

The area of the Isabelle grid was also the object of tight prospecting, detailed geological mapping, and mechanical stripping. Work was helpful in better defining the geology and confirming that the gold potential in the Isabelle area remains significant. Isabelle-type sediments were mapped up to four kilometres south-south-west of the Isabelle showing. A new showing grading 2.2 g/t Au (with 7.4 g/t Ag, 0.47% Cu, 0.3% Zn) in sediments to the south-south-west reveals the potential of this area and of this lithology. Some mineralized showings were updated by prospecting in other areas of this vast property. Additional prospecting is foreseen in the fall of 2010 in the most interesting areas outlined by work carried out in the recent quarter.

In the recent quarter, the Company spent $377,000 on the Anatacau-Wabamisk property.

Nichichun property

The Company also outlined by prospecting and manual stripping two interesting areas on its Nichicun property that it owns 100%. The property is located in the Dalmas Lake area, about 50 kilometres south of the Trans-Taïga road in the James Bay region. In the area of the Portageur showing, several gold values were obtained within zones mineralized with disseminated arsenopyrite (<10%) associated with a sedimentary unit highly altered with quartz-biotite-tourmaline-actinolie. For now these mineralized zones are traced laterally over more than 450 metres and remain entirely open laterally. Grab samples (about 10) collected to characterize the mineralization returned values varying between 1.2 g/t Au and 8.88 g/t Au. Some manual trenches were excavated and channel sampling generated the following results: 1.02 g/t Au over 5.7 metres; 1.19 g/t Au over 4 metres; 1.17 g/t Au over 6 metres; and 1.3 g/t Au over 1 metre. The mineralized zones of the Petit Pas area located 2 kilometres southwest of the Portageur sector correspond to metasomatic metric bands with a high percentage of garnets and weakly mineralized with pyrrhotite, pyrite and arsenopyrite in mafic volcanics. Visible gold was also observed locally. It is to be noted that values of 2.01 g/t Au, 2.8 g/t Au, 2.05 g/t Au, 3.21 g/t Au, 10.4 g/t Au, and 22.6 g/t Au had been obtained in 2009 in grab samples collected in a 100-metre radius around the initial showing. Manual trenches and channel sampling were done in 2010 to evaluate the potential of these mineralized zones. Work returned values of 2.85 g/t Au over 2 metres; 2.32 g/t Au over 3 metres; and 52.87 g/t Au over 2 metres.

A line cutting and IP-Mag survey programme is foreseen in these two promising areas next winter and will be followed by mechanical stripping and geological mapping in the summer of 2011.

During the current period, the Company spent $248,000 on the Nichicun property.

Éléonore régional property

This project, 100% owned by the Company, is located in the area of the Opinaca reservoir in the James Bay region. During the recent period, the property has been the object of prospecting, geological mapping, mechanical stripping, and till and rock sampling. An amphibole-garnet-altered zone was outlined within a feldspar porphyritic intrusive in the north portion of the Opinaca reservoir. For the time being, this zone is followed over a lateral distance of 1,500 metres and in a thickness of 200 metres. A network of little developed, gold-bearing quartz veinlets crosscuts the altered zone. Channel sampling done on this altered zone in last summer yielded results weakly anomalous in gold. A new gold showing called Féänor was also discovered in the south part of the property. The showing consists of a metric shear zone comprising weak sulphide disseminations associated with biotite-sericite-quartz alterations. The shear zone is followed sporadically on about 300 metres. Grab samples collected to characterize this showing returned values varying between 200 ppb and 3.8 g/t Au and a maximum of 1.7 g/t Au over 2.7 metres in channel. Furthermore, two other sectors of interest were outlined through till sampling and will require a follow-up. Many rock samples are currently being assayed at the laboratory. Additional limited prospecting is planned for the fall of 2010.

In the recent quarter, the Company spent $359,000 on the Éléonore Régional property.

Corvet est property

The Company and partner Goldcorp have been active on the Corvet Est property (50%-50%) located in the James Bay region, province of Quebec, 53 kilometres south of the LG-4 airport and the Trans-Taïga road. Work consisted mainly of a seven-hole programme (CE-10-75 to 81) totalling 3,361 metres. Three of these holes were drilled to test the continuity of the Marco zone at a vertical depth of 600 to 700 metres while the four others tested at shallow depth the Matton showing and the Contact zone. Only two of the deep holes have intersected the Marco zone, which consists of many thin mineralized zones of metric thickness. Hole CE-10-76 intercepted four mineralized intervals that yielded values varying between 1.51 g/t Au over 1 metre and 3.09 g/t Au over 1.05 metres. Hole CE-10-77 also yielded four auriferous intervals that returned values of 2.43 g/t Au over 0.55 metre; 7.42 g/t Au over 1 metre; 1.2 g/t Au over 6.35 metres; and 5.11 g/t Au over 0.6 metre. Hole CE-10-78, drilled between the two holes previously mentioned, did not intercept the typical lithologies of the Marco zone and failed at returning significant values. Among the four shallow holes, only the one testing the Matton showing was successful in returning a significant interval, which yielded 2.95 g/t Au over 0.95 metre. Holes CE-10-79, CE-10-80, and CE-10-81 testing the Contact zone did not crosscut significant mineralization. In the next following months, the Company and its partner will evaluate results obtained overall to date in order to plan, if results warrant, the nature of subsequent work.

During the recent period, Goldcorp and the Company spent $756,000 on the property excluding management fees invoiced by the Company.

Partnerships

On September 1, 2010, the Company announced that it has entered into a strategic alliance with Wemindji Exploration Inc. (“Wemex”) in virtue of which the Company and Wemex will jointly carry out geological reconnaissance, sampling and exploration on a territory covering a surface area of over 5,000 square kilometres in Quebec Middle North.

Through this agreement called “Wemindji Strategic Alliance”, the Company and Wemex will look for various types mineralization associated with different geological contexts. Work will be carried out on a 50-50 basis; the Company will operator. The first phase of reconnaissance work is to begin soon with a budget of $100,000.

On July 19, 2010, Eloro Resources Ltd. terminated its acquisition option on the La Grande Nord property. However, the Company announced on September 22, 2010, the execution of a new agreement on this project with Shield Gold Inc. (“Shield Gold”). As per this agreement and subject to the approval of regulatory authorities, Shield Gold has the option of acquiring a 50% participating interest in the La Grande Nord property in consideration for a total of $1,000,000 exploration expenditures to be incurred in the five next years and payments totalling $30,000. Shield Gold will be operator during the option period and the Company will have the option to become operator afterwards.

On September 22, 2010, MacDonald Mines Exploration Ltd. terminated its acquisition option on the Assinica project.

Selected Financial Information

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,
	2010 $	2009 $	2010 $	2009 $
Expenses	2,113,000	822,000	2,805,000	2,686,000
Other income	395,000	869,000	559,000	3,606,000
Net earnings (net loss)	(1,701,000)	76,000	(2,221,000)	1,006,000
Basic and diluted net earnings (net loss) per share	(0.056)	0.002	(0.074)	0.034

Results of Operations

Comparison between the three-month and six-month periods ended august 31, 2010 and 2009

Expenses

Expenses totalled $2,113,000 and $2,805,000 for the three-month and six-month periods ended August 31, 2010, representing increases of $1,291,000 and $119,000 compared to the corresponding periods of last year. Variations are detailed below.

For the three-month and six-month periods ended August 31, 2010, salaries totalled $176,000 and $393,000, respectively, representing decreases of $42,000 and $29,000 compared to the corresponding periods of last year. Decreases result mainly from the payment made to an officer of the Company in connection with his relocation in July 2009.

For the current period, professional and maintenance fees totalled $69,000, an increase of $18,000 compared to the corresponding period of last year, and for the six-month period ended August 31, 2010, they totalled $141,000, an increase of $39,000 compared to the corresponding period of the previous year. Increases result mainly from costs related to legal fees with regard to reviewing partnership agreements, as well as professional fees paid to an investor relations firm.

Rent, office expenses and other totalled $112,000 for the current period compared to $125,000 for the comparative period of the preceding year, a decrease of $13,000 that results mainly from a decline in personnel training expenses and relocation fees. For the six-month period ended August 31, 2010, expenses amounted to $294,000 compared to $279,000 for the corresponding period of the preceding year, an increase of $15,000 that results mainly from an increase in advertising and sponsorship expenses.

Stock-based compensation totalled $1,614,000 for the three-month and six-month periods ended August 31, 2010 compared to $370,000 for the corresponding periods of the preceding year. During the recent quarter, the Company accounted for three grants of stock options, two of which occurred during the preceding year and had to be approved by the shareholders of the Company at the annual meeting of June 29, 2010.

General exploration costs increased by $29,000 and $51,000 for the three-month and the six-month periods ended August 31, 2010 compared to the same periods of last year. During the current period, the Company assigned a higher budget to prospecting of new exploration targets on the James Bay territory.

For the three-month and six-month periods ended August 31, 2010, write-offs of properties totalled $42,000 and $137,000, respectively. During the recent period, the Company proceeded with a partial write-off of $37,000 on the Génération Grenville property. In the three-month and six-month periods of the preceding year, write-offs totalled $10,000 and $1,408,000, respectively. In the first quarter of the preceding year, the Company proceeded with partial write-offs on the Coulon property ($860,000), the Laguiche property ($291,000), and the Corvet Est property ($95,000).

Other Income

For the three-month period ended August 31, 2010, other income totalled $395,000 compared to $869,000 for the corresponding period of the preceding year, a decrease of $474,000. For the six-month period ended August 31, 2010, other income totalled $559,000 compared to $3,606,000 for the same period of the preceding year, a decrease of $3,047,000. Variations are detailed below.

For the current period, dividends and interest totalled $243,000, an increase of $45,000 compared to the same period of the preceding year. The increase results mainly from the Company’s higher level in cash and investments in fixed income. For the six-month period ended August 31, 2010, dividends and interest decreased by $38,000 compared to the same period of the preceding year. The decrease is related mainly to interest rate reductions on the Company’s bonds.

A gain on sale of mining property of $850,000 was accounted for during the preceding year following the sale to Agnico Eagle Mines Limited of the Dieppe property. There was no disposal of property during the current year.

During the current period, the Company recognized a gain of $7,000 on sale of available-for-sale investments compared to $557,000 for the preceding comparative period. For the six-month period ended August 31, 2010, the Company recognized a loss of $26,000 compared to a gain of $442,000 for the same period of the preceding year. In the second quarter of the preceding year, the Company sold shares that it had received in return for mining properties.

For the three-month period ended August 31, 2010, the Company recognized a loss on investments held for trading of $40,000 compared to $276,000 for the same period of the preceding year. Loss is due to the revaluation to the fair market value of a derivative financial instrument. For the six-month period ended August 31, 2010, the Company recognized a loss of $97,000 compared to a gain of $967,000 for the preceding year. The gain results from the recognition in its financial statements of May 31, 2009 of a derivative financial instrument. This option results from the signing on March 16, 2009 of a credit agreement with its financial institution.

For the three-month period ended August 31, 2010, the Company recognized a gain on investments designated as held for trading of $123,000 compared to $314,000 for the same period of the preceding year. For the six-month period ended August 31, 2010, a gain of $153,000 was accounted for compared to $776,000 for the same period of the preceding year. Variations result mainly from the revaluation to the fair market value of the Company’s convertible debentures and third-party asset-backed commercial paper (“ABCP”).

Net Earnings (Net Loss)

In light of the above, the Company posted a net loss of $1,701,000 for the three-month period ended August 31, 2010 compared to net earnings of $76,000 for the same period of the preceding year.

For the six-month period ended August 31, 2010, the Company posted a net loss of $2,221,000 compared to net earnings of $1,006,000 for the corresponding period of the preceding year.

Other Information

	Balance Sheets as at
	August 31,	February 28,
	2010	2010
	$	$
Working capital	42,894,000	44,525,000
Long-term investments	1,381,000	1,345,000
Mining properties	34,000,000	28,939,000
Total assets	80,085,000	76,737,000
Shareholders’ equity	76,563,000	73,703 000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payments will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

Liquidity and financing

As at August 31, 2010, cash and cash equivalents amounted to $9,748,000 compared to $16,365,000 as at February 28, 2010. As at August 31, 2010, the Company’s working capital totalled $42,894,000 compared to $44,525,000 as recorded as at February 28, 2010. The decrease results mainly from funding exploration work during the current year.

From management’s point of view, the working capital as at August 31, 2010 will cover current expenditures and exploration costs in the coming year. However, the Company may, from time to time, when market and financing conditions are favourable, proceed with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the period ended August 31, 2010, cash flows provided from operating activities totalled $595,000 compared to a decrease in cash flows of $76,000 for the same period of the preceding year. The year-to-date cash flows provided from operating activities totalled $369,000 compared to $337,000 for the same period of the preceding year. This variation results mainly from a change in accounts payable and accrued liabilities, more specifically from advance payments from partners.

Financing Activities

Cash flows provided from financing activities for the quarter ended August 31, 2010, amounted to $404,000 compared to $6,000 for the same period of the preceding year. The variation results from a higher number of stock options exercised during the current period.

For the six-month period ended August 31, 2010, cash flows provided from financing activities totalled $2,908,000 compared to $6,000 for the same period of the preceding year. On May 18, 2010, the Company completed a private placement of 200,000 common flow-through shares at a price of $12.50 per share for gross proceeds of $2,500,000.

Investing Activities

For the three-month and six-month periods ended August 31, 2010, cash flows used in investing activities totalled $25,000 and $9,895,000, respectively, compared to $108,000 and $2,743,000 for the same periods of the preceding year.

The Company’s investing activities consist mainly of acquisition of mining properties, capitalization of exploration costs as well as buying and selling of short-term investments.

For the quarter ended August 31, 2010, the disposition of short-term investments generated cash of $2,571,000 compared to $1,096,000 for the same period of the preceding year. For the six-month period ended August 31, 2010, the acquisition of short-term investments reduced cash by $4,442,000 compared to $1,013,000 for the same period of the preceding year. The variation results from an important transfer of cash and cash equivalents in short-term investments during the first quarter of the current year.

During the three-month period ended August 31, 2010, the Company cashed $66,000 ($95,000 since the beginning of the current year) following principal repayments on MAV 3 notes compared to $72,000 and $343,000 for the same periods of the preceding year.

The acquisition of mining properties and the capitalization of exploration costs required disbursements of $2,643,000 for the current period compared to $1,382,000 for the same period of the preceding year. For the six-month period ended August 31, 2010, disbursements totalled $5,500,000 compared to $2,136,000 for the same period of the preceding year. The increases result mainly from important drilling programs carried out during the current year.

Investments in THIRD-PARTY asset-backed COMMERCIAL PAPER

In August 2007, the Canadian ABCP market was hit by a liquidity disruption. Since then, the securities held by the Company have not been traded in an active market.

On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord, to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the "Committee") was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

On January 21, 2009, the Committee announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at that date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP, which was exchanged for new securities that had a par value of $3,768,000.

During the three-month period ended August 31, 2010, the Company received $66,000 ($72,000 for the three-month period ended August 31, 2010) in principal repayments on notes that had a carrying value of $33,000 ($20,000 for the three-month  period ended August 31, 2009) and accounted for a gain of $33,000 ($52,000 for the three-month period ended August 31, 2009). For the six-month period ended August 31, 2010, the Company received $95,000 ($342,000 for the six-month period ended August 31, 2009) related to the principal repayment on notes that had a carrying value of $43,000 ($107,000 for the six-month period ended August 31, 2009) and accounted for a gain of $52,000 ($235,000 for the six-month period ended August 31, 2009). These gains ares presented under caption Gain on investments designated as held for trading.

As at August 31, 2010, the notes had a par value of $3,255,000 and were detailed as follows:

MAV 2
Class A-1 Synthetic Notes	$790,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	90,000
Class C Synthetic Notes	43,000
Tracking Notes - Traditional Assets (TA)	64 000
$1,486,000
MAV 3
Tracking Notes - Traditional Assets (TA)	$125,000
Tracking Notes - Ineligible Assets (IA)	1,644,000
$1,769,000

On August 31, 2010, the Company remeasured its notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available at that date, as well as the changes in credit market conditions. The Company gave due consideration, in particular, to new information released by BlackRock Canada Ltd. ("BlackRock"), which was appointed to administer the assets on the plan implementation date. BlackRock issues monthly valuation reports on the value of ABCP supported primarily by subprime assets in the U.S. (IA) and ABCP supported exclusively by traditional securitized assets (TA). The Company’s management measured the fair value of its assets from these two classes using said reports.

Since there is no active market for these notes, the Company’s management has estimated the fair value of these assets by discounting future cash flows determined using a valuation model that incorporates management’s best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company also took into account the information released by Dominion Bond Rating Service ("DBRS") on August 11, 2009. DBRS downgraded ABCP supported by synthetic assets or a combination of synthetic and traditional securitized assets of Class A-2 to "BBB-". Prior to this downgrading, this class of ABCP had "A" rating. For the purposes of estimating future cash flows, the Company assigned an average discount rate of 14.29% with an estimated average term of 6.42 years and used an average yield coupon rate of 1.74%.

As at August 31, 2010, the fair value of the notes was estimated at $1,381,000 ($1,345,000 as at February 28, 2010). As a result of this valuation, the Company recognized an unrealized gain on the notes of $64,000 (unrealized gain of $193,000 for the three-month period ended August 31, 2009) and an unrealized gain of $79,000 for the six-month period ended August 31, 2010 (unrealized gain of $329,000 for the six-month period ended August 31, 2009), which are presented under caption Gain on investments designated as held for trading.

A variation of ±1% in the estimated discount rate would impact the estimated fair value of the Company’s investment in the notes by approximately $77,000 ($82,000 as at February 28, 2010).

In the absence of an active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the Company’s assessment of market conditions as at August 31, 2010. The reported fair value may change materially in subsequent periods. The Company believes that these differences will not have a material impact on the Company’s financial condition.

Quarterly Information

The information presented thereafter details the total expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share for the last eight quarters.

Period Ended	Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
08-31-2010	2,113,000	395,000	(1,701,000)	(0.056)	(0.056)
05-31-2010	692,000	165,000	(520,000)	(0.017)	(0.017)
02-28-2010	497,000	532,000	1,101,000	0.037	0.037
11-30-2009	1,024,000	612,000	(384,000)	(0.013)	(0.013)
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
11-30-2008	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no earnings from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gains on sale of investments or mining properties may vary considerably from one quarter to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Contractual Obligations

There was no material change in the Company’s contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three-month period ended August 31, 2010, rent, office expenses and other required disbursements of $53,000 compared to $52,000 for the same period of the preceding year. Since the beginning of the current year, disbursements totalled $108,000 compared to $105,000 for the same period of the preceding year. These amounts have been paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Subsequent event

On October 7, 2010, the Company entered into an agreement for a private placement of 240,000 flow-through common shares at a price of $12.50 per share for gross proceeds of $3,000,000. Proceeds from the offering will be used to fund exploration work on the Company's numerous projects.

Carrying value of mining properties

At the end of each quarter, exploration work is reviewed to evaluate the potential of each mining property. Following this analysis, write-offs are done if needed.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the Company’s annual financial statements as at February 28, 2010. The accounting policies used for the three-month period ended August 31, 2010, are in accordance with those used in the Company’s audited annual financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that Canadian public issuers will be required to report under IFRS, which will replace the Canadian GAAP for years beginning on or after January 1, 2011. The conversion to IFRS will be required for the Company, for interim and annual financial statements beginning on March 1, 2011 and will require the restatement for comparative figures. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project:

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Phase 1 - Diagnosis phase: In the first quarter of fiscal 2010, the Company completed the diagnosis phase for the adoption of IFRS. The diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

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Phase 2 - Evaluation and design phase: In the last quarter, the Company almost completed the evaluation and design phase. The Company evaluated and documented the existing differences between IFRS and Canadian GAAP in accounting and disclosure requirements, the selection of accounting policies under IFRS, including the consideration of options available under IFRS, the integration of the effects related to the conversion on internal controls, accounting systems and other business processes, and the planning of training programs to help employees concerned for the transition and the continued compliance with IFRS.

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Phase 3 - Implementation phase: This phase will involve the implementation of all changes approved in the evaluation and design phase and will culminate in the preparation of the Company’s financial reporting under IFRS.

The Company’s adoption of IFRS will require the application of IFRS-1 First-time adoption of International Financial Reporting Standard (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following are IFRS 1 exemptions that the Company will elect on transition date:

Fixed assets:

The adopter has the option to elect fair value at the date of the transition as the deemed cost for its fixed assets. The Company will not utilize this election.

Financial instruments:

The adopter has the option to change the designation of previously recognized financial instruments if certain conditions are met. The Company will keep the same classification of its financial instruments.

The adoption of IFRS will result in some changes to the Company’s accounting policies. The following provides a summary of the Company’s evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as having the most potential for a significant change.

Exploration for and evaluation of mineral resources (IFRS 6)

IFRS currently allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions. The Company expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the properties are either put into production, sold or abandoned.

Also under IFRS, exploration and evaluation assets shall be classified as either tangible or intangible assets according to the nature of the assets acquired. The Company will classify its assets accordingly.

Property, plant and equipment (IAS 16)

Under IRFS, the Company can elect to measure fixed assets using either the cost model or the revaluation model. Canadian GAAP only accepts the cost model. The Company will not select the revaluation model due to the difficulty and effort needed to determine the fair value and the ability for the company to measure using the cost model.

Impairment of assets (IAS 36)

IFRS, like Canadian GAAP, requires an assessment at each reporting date as to whether there are indicators of impairment of deferred exploration costs. The factors considered under IFRS are quite similar to Canadian GAAP, but there are some differences. IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than their carrying value.

The Company's accounting policies related to impairment of deferred exploration costs will be changed to reflect these differences; however, the Company does not expect these changes to have an immediate impact on the carrying value of its assets since the most important PP&E mining properties when impaired, is written down.

Provisions, contingent liabilities and contingent assets (IAS 37)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policy related to decommissioning liabilities will be changed to reflect these differences, however, the Company does not expect this change to have an immediate impact on the carrying value of its assets.

Flow-through shares and future income taxes

Under Canadian GAAP, the Company records a future tax liability and share issue expenses at the time the expenditures are renounced in favour of investors concerned.  There is currently no equivalent IFRS standard, and the policy is under review by the International Accounting Standards Board (“IASB”). The tax benefits renounced to investors are significant, and a change in accounting for flow-through share issues, and the resulting tax effect, could be material if it is determined that the actual Canadian standard should not be used. At the transition date, the Company will adopt its existing accounting policy.

In the current year, the Company will finalize phase 2 and work on phase 3. Since phase 2 has not been completed as of August 31, 2010, other accounting impacts may be found.

The Company will also continue to monitor standards development including extractive industries projects as issued by the IASB and the AcSB, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the Company’s financial statements in future years.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. As at October 12, 2010, 30,215,442 shares were outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 12, 2010, 1,764,500 stock options were outstanding. The expiry dates vary from April 6, 2011 to July 19, 2020.

Also as at October 12, 2010, 26,635 warrants were outstanding and the expiry dates vary from November 19, 2011 to December 10, 2011.

Internal control over financial reporting

There have been no changes in our internal control over financial reporting during the period ended August 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk factors and uncertainties

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2010.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at October 12, 2010. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer